                                                                      Exhibit m2

                              Boston Advisors Trust
                                (Class 1 Shares)
                        Addendum to Plan of Distribution
                         Adopted Pursuant to Rule 12b-1

         AGREEMENT made as of the 1/st/ day of May, 2002, by and between Boston Advisors Trust, a Massachusetts business trust having its principal office and place of business at 100 Federal Street, Boston, Massachusetts 02110 (the "Trust") and Advest, Inc., a Delaware corporation having its principal office and place of business at 90 State House Square, Hartford, Connecticut 06103 (the "Addendum").

         WHEREAS, the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust (as defined in the Investment Company Act of 1940, as amended (the "Act")) adopted a Plan of Distribution pursuant to Rule 12b-1 (the "Plan") on March 1, 2000, for the three portfolio series, Boston Advisors Cash Reserves Fund, Boston Advisors U. S. Government Money Market Fund and Boston Advisors Tax Free Money Market Fund; and

         WHEREAS, the Trust, pursuant to a written consent of a majority of the Trustees, has established an additional portfolio series, Boston Advisors New York Municipal Money Market Fund (the "Fund"); and

         WHEREAS, the Trust desires to adopt the Plan with respect to Class 1 Shares (the "Shares") of the Fund; and

         WHEREAS, the Trust has entered into a distribution agreement with Advest, Inc. pursuant to which Advest acts as principal underwriter of the Trust's shares and Advest may enter into one or more agreements (each, an "Agreement") for the sale of the Shares with one or more underwriters, distributors, dealers or brokers (each, a "Distributor");

         WHEREAS, the Board of Trustees as a whole, and the Trustees who are not interested persons of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any Agreement with any Distributor any agreements related thereto, having determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that this Plan will benefit the Fund, Class 1 of the Fund and the Class 1 shareholders, have accordingly approved this Plan by votes cast in person at a meeting called for the purpose of voting on this Plan; and

         WHEREAS, the expenditures to be made by the Fund pursuant to the Plan and the basis upon which payment of such expenditures will be made shall be determined from time to time by the Trustees, but in no event may such expenditures exceed an annual rate of 0.25% of the average daily net assets represented by such Shares; plus such amounts as the Distributor may expend from general revenues, profits and other sources from time to time in accordance with
Section 1 of the Plan.

         NOW, THEREFORE, the Trust hereby adopts the Plan and this Addendum on behalf of the Fund in accordance with Rule 12b-1 under the Act and the Trust, on behalf of the Fund, and Advest agree to be bound by the terms of the Plan and this Addendum, including, but not limited to, the amount and purpose of payments to be made thereunder.

         IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed in their names and on their behalf as of the day and year first written above.

BOSTON ADVISORS TRUST                       ADVEST, INC.

By:___________________________              By:  _____________________________
Michael J. Vogelzang                        Bernard T. Gacona
President                                   Title: Senior Vice President of the
                                            Private Client Group